Exhibit 99.1

Akebia Therapeutics, Inc. 245 First Street, Suite 1100 Cambridge, MA 02142 T: +1 617.871.2098 F: +1 617.871.2099 www.akebia.com

Akebia Announces Third Quarter 2016 Financial Results

-- Multiple Publications Highlight Vadadustat’s Potential to Treat Renal Anemia and the Need for New Therapies for Chronic Kidney Disease --

-- Company Expands Leadership Team with Additional Expertise in HIF Biology and Clinical Development --

CAMBRIDGE, MA, November 9, 2016 -- Akebia Therapeutics, Inc. (NASDAQ:AKBA), a biopharmaceutical company focused on delivering innovative therapies to patients with kidney disease through the biology of hypoxia-inducible factor (HIF), today announced financial results for the third quarter ended September 30, 2016.

“This quarter, we continued to advance our Phase 3 program for vadadustat with the initiation of INNO2VATE for dialysis-dependent patients with anemia related to chronic kidney disease, our second potential indication. In addition, the Independent Data Monitoring Committee for the PRO2TECT program for non-dialysis patients met for the first time and recommended continuing the program without modification,” said John P. Butler, President and Chief Executive Officer of Akebia. “Clinical results of vadadustat were published for the first time, and multiple publications highlighted the clinical need for new treatment options such as vadadustat. Importantly, we added significant depth to our management team to not only drive our Phase 3 program, but also to focus on building our pipeline. Our pursuit of a geographic collaboration for vadadustat remains a core focus, with the goal of providing a strong commercial partner and the resources to finance the balance of our Phase 3 program.”

Third Quarter 2016 and Recent Corporate Highlights

•

Peer-Reviewed Publications Highlight Vadadustat’s Potential and Need for New Treatment Options
Positive Phase 2b data were published in a peer-reviewed paper, titled “Vadadustat, a novel oral HIF stabilizer, provides effective anemia treatment in non-dialysis-dependent chronic kidney disease,” in Kidney International. Two additional peer-reviewed publications emphasized the need for new treatment options for chronic kidney disease (CKD) patients currently being treated with erythropoiesis-stimulating agent (ESA). One study, published in American Journal of Kidney Diseases, highlighted that ESA hyporesponsiveness continues to be a potent prognostic marker for increased risk of death, despite dramatic changes in anemia management since 2011. Another study, published in Journal of Nephrology, confirmed that higher altitude is associated with higher hemoglobin levels and lower mortality despite lower utilization of ESA and intravenous iron. The study suggests that investigational treatments currently in development that simulate the body's natural response to higher altitude, such as vadadustat, may be beneficial for patients with renal anemia.

•	Independent Data Monitoring Committee for PRO2TECT Phase 3 Program Holds First Meeting

The Independent Data Monitoring Committee for Akebia’s global Phase 3 PRO2TECT program held the initial meeting according to its charter and recommended continuing the studies without modification.

•	Abstracts Published Featuring Data from the Vadadustat Development Program

Abstracts were published featuring data from the vadadustat development program in both dialysis-dependent and non-dialysis dependent CKD patients, which will be presented at the upcoming ASN/ Kidney Week 2016 meeting from November 15-18, 2016.

•	Strengthened Senior Leadership Team with Key Hires

Karen Tubridy, PharmD, is joining Akebia as Senior Vice President, Chief Development Officer, with greater than 20 years of global drug development experience including translational research. Michael Rabinowitz, Ph.D., a highly experienced scientist and HIF biology expert who led the research team focused on leveraging HIF biology at Johnson & Johnson, has joined Akebia as Vice President, Research.

Mr. Butler added, “We were pleased to learn that the physician-scientists who discovered the HIF pathway and examined the body’s physiologic response to changes in oxygen levels had recently received the 2016 Albert Lasker Basic Medical Research Award, a prestigious recognition of groundbreaking research. Their foundational work underscores the potential benefits of HIF-based therapies, such as vadadustat, which are being developed to exploit the same mechanism of action to treat renal anemia.”

Financial Results

The company reported a net loss of ($36.3) million, or ($0.96) per share, for the third quarter of 2016. Net loss for the third quarter of 2015 was ($19.5) million or ($0.68) per share.

As previously reported, revenue recognition for the company’s Collaboration Agreement with Mitsubishi Tanabe Pharma Corporation is expected to begin in 2017 when the scope of the Phase 3 program is agreed upon with Japanese regulatory authorities and when all revenue recognition criteria, as defined by accounting standards for the transaction, have been satisfied. Accordingly, the company did not record any revenue for the third quarter of 2016 and, as of September 30, 2016, the company had $40.0 million of deferred revenue.

Research and development expenses were $31.2 million for the third quarter of 2016, compared to $15.6 million for the third quarter of 2015. The increase is primarily attributable to external costs related to the PRO2TECT Phase 3 program, as well initiation costs of the INNO2VATE Phase 3 program. Research and development expenses increased due to additional headcount and compensation-related costs.

General and administrative expenses were $4.9 million for the third quarter of 2016, compared to $4.1 million for the third quarter of 2015. The increase is primarily due to an increase in costs to support the company’s Phase 3 program, including headcount and compensation-related costs, and associated facility-related costs.

The company’s cash used in operations during the third quarter of 2016 was $28.4 million, an increase of $19.4 million from the $9.0 million used in operations for the same period of 2015.  The increase was primarily related to costs associated with the global Phase 3 program for vadadustat, which studies commenced during the fourth quarter of 2015 in non-dialysis CKD patients and in the third quarter of 2016 in patients undergoing dialysis. The company ended the third quarter of 2016 with cash, cash equivalents and available securities of $161.3 million, and continues to expect cash resources to fund the current operating plan through the second quarter of 2017.

About Akebia Therapeutics
Akebia Therapeutics, Inc. is a biopharmaceutical company headquartered in Cambridge, Massachusetts, focused on delivering innovative therapies to patients with kidney disease through hypoxia-inducible factor biology. Akebia’s lead product candidate, vadadustat, is an oral therapy in development for the treatment of anemia related to chronic kidney disease in both non-dialysis and dialysis patients. Akebia has commenced its vadadustat Phase 3 Program, which includes the PRO2TECT studies for non-dialysis patients with anemia secondary to chronic kidney disease and the INNO2VATE studies for dialysis-dependent patients. For more information, please visit our website at www.akebia.com.

Forward-Looking Statements

This press release includes forward-looking statements. Such forward-looking statements include those about Akebia's strategy, future plans and prospects, including statements regarding the potential indications and benefits of vadadustat, the progress toward securing a geographic collaboration and the expected financial impact of such collaboration, planned presentations of data and potential revenue recognition in 2017. The words “anticipate,” “appear,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Each forward-looking statement is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statement, including the risk that existing preclinical and clinical data may not be predictive of the results of ongoing or later clinical trials; the ability of Akebia to successfully complete the clinical development of vadadustat; the funding required to develop Akebia's product candidates and operate the company, and the actual expenses associated therewith; the cost of the Phase 3 studies of vadadustat and the availability of financing to cover such costs; the timing and content of decisions made by the FDA and other regulatory authorities; the rate of enrollment in clinical studies of vadadustat; the actual time it takes to initiate and complete clinical studies; the development plan for vadadustat in Japan; Akebia's ability to negotiate commercially reasonable terms with a geographic collaboration partner, including economics sufficient to fund the global Phase 3 program; the success of competitors in developing product candidates for diseases for which Akebia is currently developing its product candidates; and Akebia's ability to obtain, maintain and enforce patent and other intellectual property protection for vadadustat. Other risks and uncertainties include those identified under the heading “Risk Factors” in Akebia's Annual Report on Form 10-Q for the quarter ended September 30, 2016, and other filings that Akebia may make with the Securities and Exchange Commission in the future. Akebia does not undertake, and specifically disclaims, any obligation to update any forward-looking statements contained in this press release.

Akebia Contact
AJ Gosselin
Manager, Corporate Communications
617-276-2177
agosselin@akebia.com

Tables Follow:

AKEBIA THERAPEUTICS, INC.

Consolidated Statements of Operations

(in thousands except share and per share data)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Operating expenses:
Research and development	$31,238	$15,604	$82,350	$28,772
General and administrative	4,944	4,074	16,066	12,691
Total operating expenses	36,182	19,678	98,416	41,463
Operating loss	(36,182)	(19,678)	(98,416)	(41,463)
Other income, net	(126)	203	531	604
Net loss	$(36,308)	$(19,475)	$(97,885)	$(40,859)
Net loss per share applicable to common stockholders—basic and diluted	$(0.96)	$(0.68)	$(2.61)	$(1.62)
Weighted-average number of common shares used in net loss per share applicable to common stockholders—basic and diluted	37,897,902	28,784,231	37,528,869	25,175,077

AKEBIA THERAPEUTICS, INC.

Selected Balance Sheet Data

(in thousands)

(unaudited)

	September 30, 2016	December 31, 2015
Cash, cash equivalents and available for sale securities	$161,322	$138,454
Working capital	139,008	129,149
Total assets	169,118	142,940
Total stockholders’ equity	100,710	130,998

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